Exhibit (12)

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (amounts in thousands)

                                               1997       1996      1995

   Net Earnings                             150,366    131,451   113,330

   Add (Deduct):
     Income taxes                            88,310     77,202    66,559
     Minority interest in earnings of
       consolidated subsidiaries              4,461        -         -
                                            -------    -------   -------
   Net Earnings as Defined                  243,137    208,653   179,889

   Fixed Charges:
     Interest on debt                        17,654     12,649    13,327
     Interest element of rentals              3,630      3,276     3,036
                                            -------    -------   -------
   Total Fixed Charges                       21,284     15,925    16,363

   Total Adjusted Earnings Available for
      For Payment of Fixed Charges          264,421    224,578   198,252
                                            -------    -------   -------
   Ratio of Earnings to Fixed Charges          12.4       14.1      12.0
                                            =======    =======   =======


   For purpose of computing this ratio, "earnings" consist of (a) income from continuing operations before income taxes (adjusted for minority interest) and (b) "fixed charges" consist of interest on debt and the estimated interest portion of rents.